Advanced Emissions Solutions, Inc.
640 S Plaza Drive, Ste 270 / Highlands Ranch, CO 80129
T/ 720 598 3500 F / 720 598 3501

May 18, 2017

VIA EDGAR

Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-4631
Attn: Perry Hindin

Re:    Advanced Emissions Solutions, Inc.
Schedule TO-I
Filed May 8, 2017
File No. 005-87576

Dear Mr. Hindin:
Advanced Emissions Solutions, Inc., a Delaware corporation (the “Company”), hereby responds to the comments received by the Company from the staff of the Securities and Exchange Commission (the “Commission”) set forth in its letter, dated May 12, 2017 (the “Comment Letter”) with respect to the Company’s tender offer statement referenced above. For your convenience, we have restated the comments from the Comment Letter below, followed by the Company’s response. We have made the revisions noted below to the Amendment No. 1 to Schedule TO (the “Amendment”) contemporaneously being filed by the Company with the Commission.
Offer to Purchase

1.
We note that the Offer was commenced on May 8, 2017 and expires at 5:00 p.m. “New York City Time” on June 5, 2017. It appears that the Offer expires before expiration of the twentieth business day following the commencement of the Offer. Please revise the Offer to extend the expiration date until a date and time no earlier than 12:00 a.m. on June 6, 2017. Note that May 29, 2017 is not a business day. Refer to Exchange Act Rule 14e-1(a) and 13e-4(a)(3) for additional guidance on the definition of “business day.”

Response: The Company acknowledges the staff’s comment and has included disclosure in the Amendment to extend the Offer to 5:00 p.m., New York City Time, on June 6, 2017. The Company has also issued a press release noting the extension of the Offer expiration date.

2.
We note the disclosure that “[a]ssuming that the maximum of 925,000 shares are tendered in the Offer at the maximum purchase price of $10.80 per share, the aggregate purchase price will be approximately $10.0 million.” Please disclose the minimum aggregate consideration to be paid if the determined purchase price is at the bottom of the range. Refer to footnote 64 of Exchange Act Release No. 23421 (July 11, 1986).

Response: The Company acknowledges the staff’s comment and the Company has added the requested disclosure in paragraphs 2 and 8 of the Amendment.

Securities and Exchange Commission
Office of Mergers and Acquisitions
May 18, 2017

3.
We note the disclosure on page 15 that “[b]ecause of the difficulty in determining the number of shares properly tendered and not properly withdrawn, and because of the odd lot procedure described above and the conditional tender procedure described in Section 6, we expect that we will not be able to announce the final proration factor or commence payment for any shares purchased pursuant to the Offer until up to ten business days after the Expiration Time.” Please advise us how this is consistent with the Company’s obligations under Exchange Act Rules 13e-4(f)(5) and 14e-1(c). In responding to this comment please refer to Exchange Act Release No. 43069 (July 31, 2000) and the text accompanying footnote 45.

Response: The Company acknowledges the staff’s comment and has discussed the timing with the Depositary for the Offer.  Assuming that the new Expiration Date of June 6, 2017 is not further extended, the deadline for guaranteed delivery is 5:00 p.m. New York City Time on June 9, 2017.  At that time, the Company will be able to begin the calculation.  The Company will be able to announce the final proration factor and commence payment possibly on June 13, 2017 but no later than June 14, 2017, the third business day following the end of the guaranteed delivery period.  The Depositary has confirmed to the Company that this is the shortest time period following the deadline for guaranteed delivery that it can mechanically complete the proration and other settlement mechanics for the Offer.  The Company has revised the disclosure in paragraph 3 of the Amendment to state its expectation “that we will not be able to announce the final proration factor or commence payment for any shares purchased pursuant to the Offer until up to three business days after the deadline for delivery of shares pursuant to the Notice of Guaranteed Delivery.

4.
We note the disclosure on page 23 that holders “may also withdraw [their] previously tendered shares at any time after 12:00 midnight, New York City time, on June 5, 2017, unless such shares have been accepted for payment as provided in the Offer.” With a view towards disclosure, please advise us how such post-expiration withdrawal rights would not interfere with the Company’s ability to determine the final proration factor referenced in the preceding comment. In addition, we note that the Expiration Time is 5:00 p.m., New York City time, on June 5, 2017, not 12:00 midnight, New York City time, on June 5, 2017. Please revise accordingly.

Response: The Company has determined not to permit the withdrawal of previously tendered shares during the short period between the expiration of the Offer and the formal acceptance by the Company of the tendered shares. The Company acknowledges the staff’s comment and the Company has revised the disclosure accordingly in paragraph 4 of the Amendment.
Conditions of the Tender Offer, page 26

5.
We note the condition described in the fifth bullet on page 26 point relating to “a decrease in excess of 10% in the market price for the shares or in the Dow Jones Industrial Average, the New York Stock Exchange Composite Index, the NASDAQ Composite Index or the S&P 500 Composite Index.” We do not object to the imposition of conditions in a tender offer provided that they are not within the direct or indirect control of the bidder and are specific and capable of objective verification when satisfied. Please revise to indicate a particular date against which the 10% decrease in the market price will be measured.

Response: The Company acknowledges the staff’s comment and the Company has revised the disclosure to indicate that the reference date for measuring the decrease is May 5, 2017 in paragraph 5 of Amendment.

Securities and Exchange Commission
Office of Mergers and Acquisitions
May 18, 2017

6.
Refer to the first bullet point on page 27. We note that the condition will be triggered if in the reasonable judgment of the Company certain tax consequences would “adversely affect” the Company or any of its affiliates. We note that other conditions in this section are triggered to the extent certain events “materially and adversely affect” (emphasis added) the Company’s business, properties, etc. With a view towards disclosure, please advise us what consideration the Company gave to qualifying the tax condition in a similar manner.

Response: The Company acknowledges the staff’s comment and the Company has revised the disclosure to indicate that the condition uses the same “materially and adversely” standard in paragraph 6 of the Amendment.

7.
Refer to our preceding comment and the fourth bullet point on page 27 relating to a threatened action that “results in a delay” in the Company’s ability to accept for payment or pay for some or all of the shares. With a view towards disclosure, please advise us what consideration the Company gave to qualifying this particular condition in a similar manner to that referenced in the preceding comment. We note that the standard of “materially adversely affect” is used elsewhere in this particular condition.

Response: The Company acknowledges the staff’s comment and the Company has revised the disclosure to indicate that the threatened action would result in a material delay in paragraph 7 of the Amendment.
* * *
In responding to the Commission’s comments, the Company acknowledges that the Company and its management is responsible for the adequacy and accuracy of the Company’s disclosures notwithstanding any review, comments, action or absence of action by the staff of the Commission.
If you would like to discuss any of the responses above or any other matter, please contact our outside securities counsel, Garth Jensen of Sherman & Howard L.L.C., at (303) 299-8257.

Sincerely,

/s/ L. Heath Sampson
L. Heath Sampson
President, Chief Executive Officer and Treasurer

cc:    Garth B. Jensen